UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Changes in Registrant’s Certifying Accountant

(a) Dismissal of Independent Registered Public Accounting Firm

On June 17, 2024, the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. The decision to dismiss Marcum Asia was approved and ratified by our Board of Directors (“Board of Directors”) on June 17, 2024.

The report of Marcum Asia on our financial statements for the fiscal years ended June 30, 2023 contained no adverse opinion or disclaimer of opinion and was not modified.

Prior to Marcum Asia, Friedman LLP (“Friedman”), which combined with Marcum LLP effective September 1, 2022 based on the information provided to the Company by Friedman, was the independent registered public accounting firm for the Company and audited the Company’s financial statements for the fiscal year ended June 30, 2022. Marcum Asia was the Company’s independent registered public accounting firm from December 15, 2022 to June 17, 2024.

During the fiscal years ended June 30, 2023 and 2022 and through June 17, 2024, we have had no disagreements with Marcum Asia and Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia and Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal year ended June 30, 2023 and through June 17, 2024, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Marcum Asia with a copy of this disclosure before the filing was made with the SEC. We requested that Marcum Asia provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Marcum Asia stating that it agrees with the above statements. A copy of such letter, dated as of June 20, 2024, is filed as Exhibit 16.1 to this report.

(b) Appointment of New Independent Registered Public Accounting Firm

On June 17, 2024, CT International LLP (“CT”) was appointed by the Audit Committee and the Board of Directors of Junee Limited (the “Company”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 30, 2024.

During the two most recent fiscal years and any subsequent interim periods through June 17, 2024, neither the Company nor someone on its behalf has consulted CT International LLP regarding:

(i)	Either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Exhibit No.	Exhibit
16.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission dated June 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Junee Limited

Date: June 20, 2024	By:	/s/ Wai King (Vincent) Or
	Name:	Wai King (Vincent) Or
	Title	Executive Director

2